Filed Pursuant to Rule 424(b)(3)

Registration No. 333-184308

CNL GROWTH PROPERTIES, INC.

STICKER SUPPLEMENT DATED OCTOBER 7, 2013

TO PROSPECTUS DATED AUGUST 19, 2013

This sticker supplement (this “Supplement”) is part of and should be read in conjunction with our prospectus dated August 19, 2013 and the sticker supplement dated August 28, 2013. Certain capitalized terms used in this Supplement without definition have the meanings ascribed to them in the prospectus.

This information is presented as of October 7, 2013.

RECENT DEVELOPMENTS

The following updates, supplements and should be read in conjunction with the following sections of the prospectus: “PROSPECTUS SUMMARY – Our Real Estate Portfolio, beginning at page 4 of the prospectus, and “OUR INVESTMENTS,” beginning at page 73 of the prospectus.

New Multifamily Development Project

Remington Fairfield Property, Cypress, Texas

On September 24, 2013, through a subsidiary of our operating partnership, GGT Fairfield TX Holdings, LLC (the “CGP JV Partner”), we acquired an 80% interest in GGT AHC Fairfield TX, LLC, a Delaware limited liability company (the “Remington Fairfield Joint Venture”). AHC Fairfield Operator, LLC (the “AHC JV Partner”), an affiliate of the development group of Allen Harrison Company (“Allen Harrison”), owns a 20% interest in the Remington Fairfield Joint Venture.

The Remington Fairfield Joint Venture acquired, on September 24, 2013, a fee simple interest in a 12.8-acre parcel of land located in Cypress, Harris County, Texas, an affluent and growing suburb of Houston (the “Remington Fairfield Property”). The Remington Fairfield Property was acquired from CPG Houston Holdings, L.P., the developer of a shopping center site in Cypress, Texas, which is known as Fairfield Town Center, via an assignment from an affiliate of Allen Harrison, of the Purchase and Sale Agreement dated effective March 4, 2013, as amended. Neither we nor Allen Harrison is affiliated with the seller of the Remington Fairfield Property. The Joint Venture intends to develop, construct and operate a Class A garden-style apartment community on the Remington Fairfield Property to be known as “Remington Fairfield,” which community will consist of 11 three-story buildings totaling 294 apartment homes, and will feature a clubhouse, community pool and fitness center among its amenities (the “Remington Fairfield Project”).

The purchase price for the Remington Fairfield Property was approximately $3.2 million; and the estimated development and construction costs of the Remington Fairfield Project are approximately $32.8 million, inclusive of the land acquisition and a reimbursable utility impact fee of $1.3 million (the “Utility Impact Fee”). The purchase price of the Remington Fairfield Property and related acquisition closing costs, as well as certain expenses, fees and pre-development costs were funded by the Remington Fairfield Joint Venture from the initial capital contributions of the CGP JV Partner and the AHC JV Partner, as further described below.

The development and construction costs of the Remington Fairfield Project will be funded by draws on a $21.7 million construction loan (the “Remington Fairfield Construction Loan”) from Texas Capital Bank, National Association (the “Remington Fairfield Lender”). During the initial term, the Remington Fairfield Construction Loan will accrue interest at the variable interest rate per annum of 2.65% above the one-month LIBOR rate. The interest rate is subject to adjustment monthly, with adjustments becoming effective on the first business day of each calendar month, based on the latest one-month LIBOR rate as published on Thomson Reuters British Banker’s Association LIBOR Rates Page on the date of the adjustment determination. Accrued interest on the Remington Fairfield Construction Loan is due and payable monthly commencing October 1, 2013, with all accrued and unpaid interest due at maturity. The outstanding principal balance of the Remington Fairfield Construction Loan shall be due and payable in a single payment at maturity. The Remington Fairfield Construction Loan has an initial term of three years, with two additional 12-month extensions at the option of the Remington Fairfield Joint Venture, each subject to prior notice, debt service coverage, achievement of certain loan-to-value ratios and other conditions, and the payment of a loan extension fee of 0.25% and 0.50% for the first and second extensions, respectively, based on the then outstanding unpaid principal balance of the Remington Fairfield Construction Loan. In the event that the Remington Fairfield Joint Venture exercises an extension option, monthly payments of principal and accrued interest will be required, based on a 30-year repayment amortization schedule and an assumed interest rate of 6.0%. In the event both extension options are exercised, the estimated outstanding principal balance of the Remington Fairfield Construction Loan would be approximately $21.2 million at maturity. The Remington Fairfield Construction Loan may be prepaid at any time without fee, penalty or premium, with notice and all applicable payments. In the event of a default, the Remington Fairfield Construction Loan will bear interest at the then current rate plus 4%, such amount not to exceed the maximum rate permissible under Texas law.

The Remington Fairfield Construction Loan is secured under a deed of trust by the Remington Fairfield Property and all improvements to be constructed thereon and an assignment of rents, and by a cash collateral account in the initial amount of $1.5 million under a pledge agreement from the Remington Fairfield Joint Venture to the Remington Fairfield Lender. The Remington Fairfield Construction Loan and related loan documents contain affirmative, negative and financial covenants, agreements, representations, warranties, borrowing conditions, and events of default customary for development projects such as the Remington Fairfield Project. Affiliates of Allen Harrison have provided absolute, irrevocable and unconditional completion, and loss guaranties to the Remington Fairfield Lender. The Remington Fairfield Joint Venture and an affiliate of Allen Harrison have provided the Remington Fairfield Lender with an environmental indemnity.

Allen Harrison Development, LLC, an affiliate of Allen Harrison, has agreed to serve as the developer of the Remington Fairfield Project under the terms of a development agreement dated September 24, 2013 (the “Remington Fairfield Development Agreement”), pursuant to which Allen Harrison affiliates have provided the Remington Fairfield Joint Venture with a construction cost overrun guaranty. Under the Remington Fairfield Development Agreement, the developer will receive a development fee of 3% of the final Remington Fairfield Project budget, excluding the amount of the Utility Impact Fee, payable 15% at the closing of the Remington Fairfield Construction Loan, with the balance payable in 18 monthly installments over the term of the construction period. AHC Construction, LLC, an affiliate of Allen Harrison (the “Remington Fairfield Contractor”), will serve as the general contractor of the Remington Fairfield Project under the terms of a construction services agreement dated September 24, 2013 (the “Remington Fairfield Construction Contract”). The Remington Fairfield Contractor has agreed to construct and deliver the Remington Fairfield Project for a total of approximately $24.9 million, which amount includes a general contractor’s fee of approximately $1.3 million. The construction fee is payable in monthly installments over the construction period, subject to a 10% holdback until the Remington Fairfield Project is 50% completed. The Remington Fairfield Construction Loan requires the commencement of the Remington Fairfield Project by October 1, 2013, and the completion of construction within 18 months from commencement. Under the Remington Fairfield Construction Contract, the Remington Fairfield Contractor is required to achieve substantial completion not later than 510 days from the date of commencement, subject to certain excusable delays. We anticipate that the Remington Fairfield Project should achieve substantial completion in the first quarter of 2015. The Remington Fairfield Development Agreement and the Remington Fairfield Construction Contract each contain customary representations, warranties, insurance, indemnification, events of default, termination, dispute resolution, and other customary provisions. It is currently anticipated that the leasing and management of the Remington Fairfield community will be provided by Allen Harrison Property Management, LLC, an affiliate of Allen Harrison specializing in the on-site leasing and management of multifamily properties, commencing 90 days prior to the completion of construction of the first building, at a fee equal to the greater of (x) approximately $10,500 per month, or (y) 4% of the rental payments and other operating income during lease up, or 3.5% after stabilization.

Pursuant to the limited liability agreement that governs the Remington Fairfield Joint Venture (the “Remington Fairfield JV Agreement”), the CGP JV Partner agreed to fund initial capital contributions of up to a maximum of approximately $8.8 million for our 80% interest in the Remington Fairfield Joint Venture, and the AHC JV Partner agreed to fund initial capital contributions of up to a maximum of approximately $2.2 million for its 20% interest in the Remington Fairfield Joint Venture. Under certain circumstances, the members of the Remington Fairfield Joint Venture may be required to contribute additional capital to the Remington Fairfield Joint Venture. We, through the CGP JV Partner, are the managing member of the Remington Fairfield Joint Venture,

2

however, we have delegated to the AHC JV Partner the authority to manage certain of the day-to-day operations of the Remington Fairfield Joint Venture, subject to our approval of certain major decisions that require the consent of both members, and further subject to our right to terminate such delegation of authority, with or without cause. In the event of the removal the AHC JV Partner as the operating partner for cause, the AHC JV Partner will cease to have any rights to approve or consent to any matters under the Remington Fairfield JV Agreement.

Generally, under the terms of the Remington Fairfield JV Agreement, operating cash flow will be distributed to the CGP JV Partner and to the AHC JV Partner pari passu in accordance with the outstanding balances of their operating returns on unreturned capital, equal to 10.5% per annum (“Operating Returns”). Thereafter, operating cash flow will be distributed to the CGP JV Partner and to the AHC JV Partner pro rata in accordance with their respective percentage interests in the Remington Fairfield Joint Venture. Upon the occurrence of a major capital event, such as a sale of substantially all of the assets of the Remington Fairfield Joint Venture, and after the CGP JV Partner and the AHC JVP receive all Operating Returns due and the return of their invested capital, the AHC JV Partner will receive a disproportionately higher share of any remaining extraordinary cash flow distributions, provided the CGP JV Partner receives minimum threshold returns on its capital contributions.

The Remington Fairfield JV Agreement also provides that at any time after two years following the completion of the Remington Fairfield Project each of the CGP JV Partner and the AHC JV Partner will have the right to propose an all cash purchase of the other member’s entire interest in the Remington Fairfield Joint Venture and the receiving member will have the option to either sell to the offering member at the offering member’s proposed price, or to buy out the offering member at a formula price based on the value of the Remington Fairfield Project, less debts, liabilities and expenses.

Founded in 2010, Allen Harrison is a privately-held real estate investment and services company headquartered in Houston, Texas. Allen Harrison is engaged in the acquisition, development, construction and management of multifamily assets in the Southern United States, and to date, Allen Harrison has developed 20 apartment communities located in Texas. We are not affiliated with Allen Harrison, the AHC JV Partner or any of its other affiliates; and this Remington Fairfield Project is our first development venture with Allen Harrison.

Certain Investment Considerations. We believe that the acquisition and development of Remington Fairfield is consistent with our growth strategy and various other considerations, including the Houston market overview delineated in “OUR INVESTMENTS—Aura Grand Property, Katy, Texas – Certain Investment Considerations” on page 84 of the prospectus, and the following factors. Northwest of downtown Houston, the Cypress submarket is one of the largest suburban communities in the Houston MSA, representing 8.8% of the entire Houston housing market. Known for its award winning residential neighborhoods, exemplary school district and easy access to Houston’s biggest employment centers, the Cypress area has experienced population growth of 277% from 2000-2011 and currently ranks 50th in the top 100 highest-income urban areas in the United States by income per capita.

In connection with the acquisition of the Remington Fairfield Property, we paid our advisor an Investment Services Fee of approximately $453,000, which is equal to 1.85% of our proportionate share of the purchase price of the Remington Fairfield Property and budgeted development and construction costs relating to the Remington Fairfield Property. Upon completion of the Remington Fairfield Project, the advisor will determine the actual amounts paid. To the extent the amounts paid to our advisor vary from the budgeted amounts on which the Investment Services Fee was initially based, the advisor will pay or invoice us for 1.85% of the budget variance, such that the Investment Services Fee is ultimately 1.85% of the amounts expended on such development and construction.

3

SUMMARY OF DISTRIBUTION REINVESTMENT PLAN

The following updates, supplements and should be read in conjunction with the information appearing in “SUMMARY OF DISTRIBUTION REINVESTMENT PLAN,” and should be added to the end of the first paragraph of this section on page 131 of the prospectus.

Alabama residents are not eligible to participate in our Distribution Reinvestment Plan. Attached to this sticker supplement as Appendix B is an updated form of subscription agreement, which has been revised upon the request of the State of Alabama and replaces the form of subscription agreement contained in the prospectus dated August 19, 2013.

PLAN OF DISTRIBUTION

The following updates, supplements and should be read in conjunction with the information appearing in “PLAN OF DISTRIBUTION,” and should be added to the end of the subsection “– Compensation Paid for Sales of Shares,” which begins at page 173 of the prospectus.

We, our Managing Dealer, and certain affiliated entities have entered into a non-exclusive selected dealer agreement with Ameriprise Financial Services, Inc. (“Ameriprise”) pursuant to which Ameriprise has been appointed as a participating broker-dealer to solicit subscriptions on a “best efforts” basis for shares of our common stock in this offering. Ameriprise is not affiliated with the Company, our Managing Dealer, our advisor or our sponsor.

Pursuant to the terms of the selected dealer agreement, our Managing Dealer generally (i) pays Ameriprise a selling commission equal to seven percent (7.0%) of the price of each share for which a sale is completed with respect to shares offered and sold by Ameriprise (excluding shares sold pursuant to our Distribution Reinvestment Plan); provided, however, that such selling commission will be reduced with respect to certain volume sales of shares sold to a single purchaser; (ii) re-allows to Ameriprise a marketing support fee of up to one and one-half percent (1.5%) of the full price of each share sold by Ameriprise (excluding shares sold pursuant to the Distribution Reinvestment Plan); provided, however, that no marketing support fee will be paid to Ameriprise if the aggregate underwriting compensation to be paid to all parties in connection with our offering exceeds the limitations prescribed by FINRA; and (iii) reimburses Ameriprise for its actual out-of-pocket bona fide expenses incurred in connection with Ameriprise’s due diligence investigation of the Company or the offering, subject to certain limitations and to all applicable FINRA rules and regulations.

Subject to certain limitations set forth in the selected dealer agreement, each of the Company, our Managing Dealer, our advisor and our sponsor, jointly and severally, have agreed to indemnify, defend and hold harmless Ameriprise and each person, if any, who controls Ameriprise within the meaning of Section 15 of the Securities Act and any of their respective officers, directors, employees and agents from and against any and all losses, liability, claims, damages and expenses caused by (i) certain untrue statements and alleged untrue statements, omissions or alleged omissions of a material fact made in connection with the offering, in certain Commission or state securities law filings, or in supplemental sales literature approved by us for use by Ameriprise; (ii) any communication regarding the valuation of the shares provided by or on behalf of us; or (iii) the breach by us, the Managing Dealer, our advisor or our sponsor, or any employee or agent acting on their behalf of any of the representations, warranties, covenants, terms and conditions of the selected dealer agreement.

4

APPENDIX B

FORM OF SUBSCRIPTION AGREEMENT

Return via Standard Mail CNL Growth Properties, Inc. PO Box 219001 Kansas City, MO 64121-9001	Return via Overnight Delivery CNL Growth Properties, Inc. 430 W. 7th Street, Ste. 219001 Kansas City, MO 64105-1407	CNL Client Services Toll-Free (866) 650-0650 Fax (877) 694-1116

Subscription Agreement

SECOND OFFERING

one	Investment

Select one. Purchase*	☐ Current Offering Price	☐ Net of Commissions	☐ Fee Based/Wrap Account*

Amount of Subscription $

*Restrictions apply. Investor Representative checking this box affirms the related statement in Section Six hereof.
Either: (a) Attach a check. Cash, money orders, starter or counter checks, third-party checks and traveler’s checks will NOT be accepted. OR (b) Wire Funds See Section Seven

Make check payable to CNL Growth Properties, Inc. or if purchasing for a qualified plan or brokerage account, the custodian of record.

If a check received from an investor is returned for insufficient funds or otherwise not honored, CNL Growth Properties, Inc. or its agent (collectively, the “REIT”) may return the check with no attempt to redeposit. In such event, any issuance of the shares or declaration of distributions on shares may be rescinded or redeemed by the REIT. The REIT may reject any subscription, in whole or in part, in its sole discretion.

two	Investor Information

Print name(s) and address exactly as they are to be registered on the account.	Name of Investor/Trustee		Social Security or Tax ID Number

	Name of Co-Investor/Trustee (if applicable)		Social Security or Tax ID Number

	Street Address (required)		Email Address

City	State	Zip Code

Daytime Phone Number	Evening Phone Number

Optional Mailing Address

	City		State	Zip Code
Citizenship
Select one.	☐ U.S. citizen	☐ Resident Alien
	☐ U.S. citizen residing outside the U.S.		Country
Select one.	Backup Withholding: Subject to backup withholding? ☐ YES ☐ NO
Custodian Information (if applicable)

	Name		Tax ID Number

	Address		Custodian/Brokerage Acct. Number

	City		State	Zip Code

Rev 091713 • Page 1 of 4

three	Form of Ownership

Select one.	Non-Qualified Account ($5,000 minimum investment):

The information provided in Section Three must be compliant with IRS Form W-9 and related instructions. Please refer to ww.IRS.gov for Form W-9.	Single Owner
☐ Individual	☐ Individual with Transfer on Death*
Multiple Owners
☐ Joint Tenants with Right of Survivorship	☐ Joint Tenants with Transfer on Death*	☐ Community Property
*Requires Transfer on Death form that can be found at www.CNLGrowthProperties.com
Trust
☐ Taxable Trust	☐ Tax Exempt Trust
Name of Trust	Tax ID Number
Minor Account
☐ Uniform Gift to Minors Act ☐ Uniform Transfers to Minors Act
State of	DOB of Minor
Qualified Plan Account ($4,000 minimum investment):
☐ Traditional IRA ☐ ROTH IRA ☐ SEP/IRA ☐ Rollover IRA ☐ Beneficial IRA*
*Beneficial IRA Decedent Name
Other Account ($5,000 minimum investment):
☐ C Corporation	☐ S Corporation	☐ Non-Profit Organization	☐ Partnership
☐ Pension Plan	☐ Profit Sharing Plan	☐ Disregarded Entity	☐ Other
*Name of Corporation/Plan Name/Disregarded Entity/Other	Tax ID Number

four	Distribution Instructions

Select one.	☐	Reinvest in CNL Growth Properties, Inc. shares
(Refer to the prospectus for the terms of the Distribution Reinvestment Plan. Alabama residents are not eligible to participate in the Distribution Reinvestment Plan.)

	☐	Mail a check to Investor/Trustee address entered in Section Two
(Cash distributions for custodial and brokerage accounts will be sent to the custodian of record.)

	☐	Mail a check to Brokerage Account or Other:
Name of Financial Institution
		FBO		Account Number
Address
		City		State	Zip Code
Complete for electronic	☐	Electronically deposit* to:	☐ Checking	☐ Savings	☐ Brokerage Account
deposit of distributions.		Name of Financial Institution

*Attach a voided check or instructions from your Financial Institution	ABA Routing Number	Account Number
(A Deposit Ticket does not contain the required ACH information.)	The REIT is authorized to deposit distributions to the checking, savings or brokerage account indicated above. This authority will remain in force until the REIT is notified otherwise in writing. If the REIT erroneously deposits funds into the account, the REIT is authorized to debit the account for an amount not to exceed the amount of the erroneous deposit.

Page 2 of 4 • Rev 091713	Name of Investor/Trustee	SSN/TIN

five	Subscriber Signatures

In order to induce CNL Growth Properties, Inc. to accept this subscription, I hereby represent and warrant as follows:

A power of attorney may not be granted to any person to make such representations on behalf of investor(s). Only fiduciaries such as trustees, guardians, conservators, custodians and personal representatives may make such representations on behalf of an investor.

			Investor	Co-Investor

Each investor must initial each representation.	a)	I have received the prospectus (as amended or supplemented as of the date hereof) for CNL Growth Properties, Inc.	Initials	Initials

	b)	I acknowledge that there is no public market for the shares and thus my investment in the shares is not liquid.	Initials	Initials

	c)	I am purchasing the shares for my own account and if I am purchasing shares on behalf of a trust or other entity of which I am trustee or authorized agent I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.	Initials	Initials

	d)	I have (i) a net worth of at least $250,000 or (ii) a net worth of at least $70,000 and a gross annual income of at least $70,000. (Net worth does not include home, furnishings and personal automobiles.)	Initials	Initials

Investor must initial e) only if they are a resident of one of the states shown.	e)	If applicable, I also meet the additional suitability requirements imposed by my state of primary residence as set forth in the prospectus (as defined herein) under the sections entitled “Suitability Standards” and “How to Subscribe.” (Applies to Alabama, California, Iowa, Kentucky, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New Mexico, North Dakota, Ohio, Oregon, Pennsylvania and Tennessee investors.)	Initials (if applicable)	Initials (if applicable)

If applicable, I acknowledge the recommendation imposed by the states of Kansas, Maine and Massachusetts, one of which is my primary residence, that my aggregate investments in CNL Growth Properties, Inc. and similar direct participation investments do not exceed 10% of my “liquid net worth,” which for these purposes is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

If you participate in the Distribution Reinvestment Plan or make subsequent purchases of shares of CNL Growth Properties, Inc., and you fail to meet the suitability requirements for making an investment or you can no longer make the representations or warranties set forth in this section, you are expected to promptly notify your broker, financial advisor or other investor representative in writing of the change and to terminate your participation in the Distribution Reinvestment Plan.

Substitute IRS Form W-9 Certification:
Under penalties of perjury, I certify that:
(1) the number shown on this subscription agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me) and
(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. citizen or other U.S. person (defined in IRS Form W-9 instructions).
YOU MUST CROSS OUT CERTIFICATION (2) AND CHECK THE “SUBJECT TO BACKUP WITHHOLDING” BOX IN SECTION TWO OF THIS SUBSCRIPTION AGREEMENT IF YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE CURRENTLY SUBJECT TO BACKUP WITHHOLDING BECAUSE YOU HAVE FAILED TO REPORT ALL INTEREST AND DIVIDENDS ON YOUR TAX RETURN.
The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Each investor must sign.	Signature of Investor/Trustee	Date

Custodian must sign on a custodial account.	Signature of Co-Investor/Trustee - OR - Custodian	Date

Name of Investor/Trustee	SSN/TIN	Rev 091713 • Page 3 of 4

six	Financial Advisor or Investor Representative Information & Signatures

The financial advisor or investor representative (each an “Investor Representative”) signing below hereby warrants that it is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence or is exempt from such licensing.

Name of Participating Broker-Dealer or Financial Institution

Name of Financial Advisor(s)/Investor Representative(s)	Advisor Number/Team ID

Mailing Address

City	State	Zip Code

Telephone	Fax

Email Address

The undersigned confirms by its signature that it (i) has reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) has verified that the form of ownership selected is accurate and, if other than individual ownership, has verified that the individual executing on behalf of the investor is properly authorized and identified; (iii) has discussed such investor’s prospective purchase of shares with such investor; (iv) has advised such investor of all pertinent facts with regard to the liquidity and marketability of the shares; (v) has delivered the prospectus, as amended or supplemented as of the date hereof, (the “Prospectus”), if any, to such investor; (vi) has not completed the sale of shares until at least five business days after the date such investor received a copy of the Prospectus; and (vii) has reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the Suitability Standards applicable to such investor set forth in the Prospectus, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The above-identified entity, acting in its capacity as agent, financial advisor or investor representative, has performed functions required by federal and state securities laws and, as applicable, FINRA rules and regulations, including, but not limited to Know Your Customer, Suitability and PATRIOT Act (AML, Customer Identification) as required by its relationship with the investor(s) identified on this document. By checking the Fee Based/Wrap Account or the Net of Commission box in Section One, you affirm that in accordance with the Prospectus (i) this investment meets applicable qualifying criteria, and (ii) fees due are reduced or waived as disclosed therein.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND.

I understand this Subscription Agreement is for the offering of CNL Growth Properties, Inc.

Signature of Financial Advisor/Investor Representative	Date

Signature of Branch Manager	Date

seven	Delivery Instructions

All items on the Subscription Agreement must be completed in order for a subscription to be processed. Investors should read the Prospectus in its entirety. Each subscription will be accepted or rejected by the REIT within 30 days after its receipt, and no sale of shares shall be completed until at least five business days after the date the investor receives a copy of the Prospectus. Investors will receive a confirmation of their purchase.

Wire transfers should be made to State Street Bank & Trust Co., ABA Routing #011000028, CNL Growth Properties, Inc., Account #9905-737-4, FBO (Investor’s Name).

Return via Standard Mail	Return via Overnight Delivery	CNL Client Services
CNL Growth Properties, Inc.	CNL Growth Properties, Inc.	Toll-Free (866) 650-0650
PO Box 219001	430 W. 7th Street, Ste. 219001	Fax (877) 694-1116
Kansas City, MO 64121-9001	Kansas City, MO 64105-1407

To receive your statements, tax forms and/or proxy materials and annual reports electronically, we invite you to visit www.CNLGrowthProperties.com/gopaperless.

Page 4 of 4 • Rev 091713	Name of Investor/Trustee	SSN/TIN